VIA EDGAR

September 23, 2013

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	SSTL, Inc.
Post Effective Amendment No. 1 to Registration Statement on Form S-1 Filed September 9, 2013 File No. 333-177792

Dear Ladies and Gentlemen:

At the request of SSTL, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated September 20, 2013 from Justin Dobbie, Legal Branch Chief, to Susan Lokey, CEO of the Company, relating to Post Effective Amendment No. 1 to the registration statement on Form S-1 of the Company filed with the Commission on September 9, 2013 (the “PEA”).

Please be advised that we have filed simultaneously herewith, Amendment No. 1 to the PEA.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. Please provide a currently dated consent from Ronald R. Chadwick, P.C. In this regard, we note that the exhibit index lists such consent as Exhibit 23.2. However, we note that such consent was not filed as an exhibit to this post-effective amendment.

Response

We have filed Amendment No. 1 to the PEA which includes a currently dated consent letter from our Auditor, Ronald R. Chadwick, P.C.

2. We note that your registration statement on Form S-1, File No. 333-177792, was declared effective on February 13, 2012. We also note that the registration statement contained audited financial statements for the fiscal year ended March 31, 2011. When a prospectus is used more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. Refer to Section 10(a)(3) and Rule 427 of the Securities Act of 1933. As a result, we note that the financials contained in the registration statement went stale at the end of July 2012. Please confirm that all offers and sales under this registration statement have been suspended and that the selling stockholders have not used this registration statement since the financials contained therein were required to be updated.

Response

The Company hereby confirms that all offers and sales under the Registration Statement on Form S-1 declared Effective on February 13, 2012 had been suspended as at the end of July, 2012 and that none of the selling stockholders have used such registration statement since the financials contained therein were required to be updated.

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We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

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